Exhibit 99.1

FOR IMMEDIATE RELEASE

Neptune and Enzymotec reach Patent Agreement Ending All Litigation

Both Parties Recognize Respective Company’s Patent Strength

Laval, Québec, CANADA and Migdal Ha’Emeq, ISRAEL – March 30, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ: NEPT and TSX: NEPT) and Enzymotec Ltd., Enzymotec USA, Inc. (together, “Enzymotec”) (NASDAQ: ENZY) are pleased to jointly announce that they have entered into a broad patent cross-licensing agreement, which ends all outstanding litigation between the two companies. The key elements of the settlement and licensing agreement are:

•	Enzymotec to make a one-time payment of US$1.63 million to Neptune.

•	Neptune extends Enzymotec’s worldwide and royalty-free license to its krill-related patents.

•	Enzymotec grants Neptune a worldwide and royalty-free license to its krill-related patents.

•	The agreement ends all outstanding litigation between the two companies.

“Both parties are satisfied that the integrity of our respective intellectual property was recognized throughout this process and that a final agreement was reached. By ending all legal challenges, we can further concentrate our efforts to the development of the omega-3 krill oil market,” stated Jim Hamilton, President & CEO of Neptune.

Dr. Ariel Katz, President and CEO of Enzymotec commented, “We are pleased that we have come to an amicable solution with Neptune and that we have settled all of our outstanding litigation with them. Furthermore, the agreement promotes our joint efforts to respect the intellectual property of both parties, which is crucial to maintaining the integrity of our respective patent portfolios.”

This long-term agreement should create a lasting patent peace, allowing both companies to focus on growth and business value creation.

About Neptune Technologies & Bioressources Inc.

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in our state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune offers its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. Oceano3 brand is also sold in bulk to unbranded distributors. The Company’s head office is located in Laval, Quebec.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

For more information, please contact:

Neptune Wellness Solutions
Mario Paradis
VP & CFO, Neptune
m.paradis@neptunecorp.com
ph: 450-687-2262 x236

Investor Relations Contact (Canada)

Pierre Boucher
MaisonBrison
1.514.731.0000
pierre@maisonbrison.com
Investor Relations Contact (U.S.)

James Carbonara
Hayden IR
1.646.755.4712
james@haydenir.com

Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
lroth@theruthgroup.com